FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 31, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2018 (U.S. GAAP)

Date:	October 31, 2018
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago
Executive Director, Head of Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	(Millions of yen, except per share data)

	For the six months ended September 30
	2017		2018
		% Change from September 30, 2016		% Change from September 30, 2017
Total revenue	930,315	10.2%	879,366	(5.5%	)
Net revenue	712,316	3.9%	554,919	(22.1%	)
Income before income taxes	160,482	11.0%	14,110	(91.2%	)
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	108,706	0.6%	(6,010)	— %
Comprehensive income	113,821	—%	64,405	(43.4%	)
Basic-Net income (loss) attributable to NHI shareholders per share (Yen)	30.79		(1.77)
Diluted-Net income (loss) attributable to NHI shareholders per share (Yen)	30.20		(1.78)
Return on shareholders’ equity - annualized	7.7%		(0.4%)

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)

	At March 31	At September 30
	2018	2018
Total assets	40,343,947	45,360,339
Total equity	2,799,824	2,846,010
Total NHI shareholders’ equity	2,749,320	2,800,777
Total NHI shareholders’ equity as a percentage of total assets	6.8%	6.2%
Total NHI shareholders’ equity per share (Yen)	810.31	828.02

2. Cash Dividends

	(Yen amounts)

	For the year ended March 31
	2018	2019	2019 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	9.00	3.00	—
At December 31	—	—	—
At March 31	11.00	—	Unconfirmed
For the year	20.00	—	Unconfirmed

Note: Fiscal year 2019 Q4 dividend amount are not presented per reasons stated in “3. Earnings Forecasts for the year ending March 31, 2019”.

3. Earnings Forecasts for the year ending March 31, 2019

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : Yes
b)	Changes in accounting policies due to other than a) : Yes

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2018	2018
Number of shares outstanding (including treasury stock)	3,643,562,601	3,643,562,601
Number of treasury stock	250,625,115	261,080,989

	For the six months ended September 30
	2017	2018
Average number of shares outstanding (year-to-date)	3,530,324,525	3,394,856,369

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Notes to the Summary Information	P. 5

(1) Changes in Accounting Policies	P. 5

3. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

4. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2017 (A)	September 30, 2018 (B)
Net revenue	712.3	554.9	(22.1)
Non-interest expenses	551.8	540.8	(2.0)

Income before income taxes	160.5	14.1	(91.2)
Income tax expense	48.8	16.6	(65.9)

Net income (loss)	111.7	(2.5)	—

Less: Net income attributable to noncontrolling interests	2.9	3.5	18.3

Net income (loss) attributable to NHI shareholders	108.7	(6.0)	—

Return on shareholders’ equity - annualized	7.7%	(0.4%)	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 554.9 billion yen for the six months ended September 30, 2018, a decrease of 22.1% from the same period in the prior year. Non-interest expenses decreased by 2.0% from the same period in the prior year to 540.8 billion yen. Income before income taxes was 14.1 billion yen and net loss attributable to NHI shareholders was 6.0 billion yen for the six months ended September 30, 2018.

Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2017 (A)	September 30, 2018 (B)
Net revenue	709.6	554.0	(21.9)
Non-interest expenses	551.8	540.8	(2.0)

Income (loss) before income taxes	157.7	13.2	(91.6)

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2018 was 554.0 billion yen, a decrease of 21.9% from the same period in the prior year. Non-interest expenses decreased by 2.0% from the same period in the prior year to 540.8 billion yen. Income before income taxes was 13.2 billion yen for the six months ended September 30, 2018. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2017 (A)	September 30, 2018 (B)
Net revenue	203.5	178.5	(12.3)
Non-interest expenses	153.0	146.4	(4.3)

Income (loss) before income taxes	50.4	32.1	(36.3)

Net revenue decreased by 12.3% from the same period in the prior year to 178.5 billion yen, primarily due to decreasing commissions from distribution of brokerage and investment trusts. Non-interest expense decreased by 4.3% to 146.4 billion yen. As a result, income before income taxes decreased by 36.3% to 32.1 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2017 (A)	September 30, 2018 (B)
Net revenue	63.5	50.8	(20.1)
Non-interest expenses	29.5	31.6	7.1

Income (loss) before income taxes	34.0	19.2	(43.6)

Net revenue decreased by 20.1% from the same period in the prior year to 50.8 billion yen. Non-interest expense increased by 7.1% to 31.6 billion yen. As a result, income before income taxes decreased by 43.6% to 19.2 billion yen. Assets under management were 52.8 trillion yen as of September 30, 2018.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2017 (A)	September 30, 2018 (B)
Net revenue	338.3	284.9	(15.8)
Non-interest expenses	295.9	287.5	(2.9)

Income (loss) before income taxes	42.3	(2.5)	—

Net revenue decreased by 15.8% from the same period in the prior year to 284.9 billion yen. Non-interest expense decreased by 2.9% to 287.5 billion yen. As a result, loss before income taxes was 2.5 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2017 (A)	September 30, 2018 (B)
Net revenue	104.3	39.7	(61.9)
Non-interest expenses	73.4	75.4	2.7

Income (loss) before income taxes	30.9	(35.7)	—

Net revenue was 39.7 billion yen. Loss before income taxes was 35.7 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2018 were 45,360.3 billion yen, an increase of 5,016.4 billion yen compared to March 31, 2018, mainly due to the increase in Securities purchased under agreements to resell. Total liabilities as of September 30, 2018 were 42,514.3 billion yen, an increase of 4,970.2 billion yen compared to March 31, 2018, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of September 30, 2018 was 2,846.0 billion yen, an increase of 46.2 billion yen compared to March 31, 2018.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Notes to the Summary Information

(1)	Changes in Accounting Policies

Revenue recognition

On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 “Revenue from Contracts with Customers” and replaced existing revenue recognition guidance with a new prescriptive model. As a result of this adoption based on the modified retrospective application, the beginning balance of Retained earnings has been adjusted.

Changes of offsetting of derivatives

Nomura collects and remits cash margin between its clients and central clearing houses in its execution and clearing services of exchange-traded derivative transactions. Cash margin collected from clients and remitted to central clearing houses was reflected on Nomura’s consolidated balance sheets. However, with effect from April 1, 2018, revisiting nature of the transactions, Nomura has revised its accounting policy for when such balances are recognized on Nomura’s consolidated group balance sheet and as a result, certain cash margin amounts held on behalf of clients as well as an equivalent amount reflecting the obligation to return such amounts to clients are no longer recognized on the balance sheet if certain criteria are met. Nomura has restated previously reported amounts of Receivables from other than customers decreased by 237.0 billion yen and Payables to other than customers decreased by 237.0 billion yen, respectively, to conform to the current presentation.

Daily variation margin for certain derivative transactions traded in Japan was reflected on Nomura’s consolidated balance sheets. However, from April 1, 2018, Nomura changed its accounting policy as a result of amendment of the rules of a specific central clearing house and daily variation margin is now off-balanced. Nomura has restated previously report amounts of Trading assets decreased by 4.9 billion yen, Receivables from other than customers decreased by 5.5 billion yen and Trading liabilities decreased by 10.4 billion yen respectively to conform to the current presentation.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2018) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2018) for the year ended March 31, 2018.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2018	September 30, 2018	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	2,354,639	2,975,414	620,775
Time deposits	315,445	194,827	(120,618)
Deposits with stock exchanges and other segregated cash	288,962	294,180	5,218

Total cash and cash deposits	2,959,046	3,464,421	505,375

Loans and receivables:
Loans receivable	2,462,503	2,308,099	(154,404)
Receivables from customers	442,343	600,758	158,415
Receivables from other than customers	973,867	677,956	(295,911)
Allowance for doubtful accounts	(3,514)	(3,964)	(450)

Total loans and receivables	3,875,199	3,582,849	(292,350)

Collateralized agreements:
Securities purchased under agreements to resell	9,853,898	15,412,852	5,558,954
Securities borrowed	6,383,845	4,509,602	(1,874,243)

Total collateralized agreements	16,237,743	19,922,454	3,684,711

Trading assets and private equity investments:
Trading assets*	14,962,690	16,084,405	1,121,715
Private equity investments	17,466	18,055	589

Total trading assets and private equity investments	14,980,156	16,102,460	1,122,304

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥397,834 million as of March 31, 2018 and ¥423,552 million as of September 30, 2018)	338,984	323,938	(15,046)
Non-trading debt securities*	485,891	451,875	(34,016)
Investments in equity securities*	150,760	150,820	60
Investments in and advances to affiliated companies*	408,034	418,330	10,296
Other	908,134	943,192	35,058

Total other assets	2,291,803	2,288,155	(3,648)

Total assets	40,343,947	45,360,339	5,016,392

*	Including securities pledged as collateral

Millions of yen
March 31, 2018	September 30, 2018	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	743,497	980,269	236,772
Payables and deposits:
Payables to customers	1,176,773	1,318,876	142,103
Payables to other than customers	1,239,540	1,422,757	183,217
Deposits received at banks	1,151,342	1,182,640	31,298

Total payables and deposits	3,567,655	3,924,273	356,618

Collateralized financing:
Securities sold under agreements to repurchase	14,759,010	18,645,764	3,886,754
Securities loaned	1,524,363	1,371,260	(153,103)
Other secured borrowings	413,621	420,362	6,741

Total collateralized financing	16,696,994	20,437,386	3,740,392

Trading liabilities	8,202,936	8,600,314	397,378
Other liabilities	950,534	877,846	(72,688)
Long-term borrowings	7,382,507	7,694,241	311,734

Total liabilities	37,544,123	42,514,329	4,970,206

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,643,562,601 shares as of March 31, 2018 and 3,643,562,601 shares as of September 30, 2018
Outstanding	-	3,392,937,486 shares as of March 31, 2018 and 3,382,481,612 shares as of September 30, 2018	594,493	594,493	—
Additional paid-in capital	675,280	681,058	5,778
Retained earnings	1,696,890	1,681,445	(15,445)
Accumulated other comprehensive income (loss)	(59,356)	6,373	65,729

Total NHI shareholders’ equity before treasury stock	2,907,307	2,963,369	56,062
Common stock held in treasury, at cost -
250,625,115 shares as of March 31, 2018 and
261,080,989 shares as of September 30, 2018	(157,987)	(162,592)	(4,605)

Total NHI shareholders’ equity	2,749,320	2,800,777	51,457

Noncontrolling interests	50,504	45,233	(5,271)

Total equity	2,799,824	2,846,010	46,186

Total liabilities and equity	40,343,947	45,360,339	5,016,392

(2)	Consolidated Statements of Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2017(A)	September 30, 2018(B)
Revenue:
Commissions	176,292	154,239	(12.5)
Fees from investment banking	49,790	43,078	(13.5)
Asset management and portfolio service fees	119,555	125,721	5.2
Net gain on trading	208,858	147,639	(29.3)
Gain on private equity investments	29	874	—
Interest and dividends	276,004	358,293	29.8
Gain on investments in equity securities	3,122	988	(68.4)
Other	96,665	48,534	(49.8)

Total revenue	930,315	879,366	(5.5)
Interest expense	217,999	324,447	48.8

Net revenue	712,316	554,919	(22.1)

Non-interest expenses:
Compensation and benefits	258,284	253,500	(1.9)
Commissions and floor brokerage	49,017	40,514	(17.3)
Information processing and communications	91,832	81,476	(11.3)
Occupancy and related depreciation	34,265	32,840	(4.2)
Business development expenses	16,232	18,233	12.3
Other	102,204	114,246	11.8

Total non-interest expenses	551,834	540,809	(2.0)

Income before income taxes	160,482	14,110	(91.2)
Income tax expense	48,828	16,633	(65.9)

Net income (loss)	111,654	(2,523)	—

Less: Net income attributable to noncontrolling interests	2,948	3,487	18.3

Net income (loss) attributable to NHI shareholders	108,706	(6,010)	—

Per share of common stock:

	Yen		% Change
Basic-
Net income (loss) attributable to NHI shareholders per share	30.79	(1.77)	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	30.20	(1.78)	—

(3)	Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2017(A)	September 30, 2018(B)
Net income (loss)	111,654	(2,523)	—
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	10,636	64,297	504.5
Deferred income taxes	(801)	(1,966)	—

Total	9,835	62,331	533.8

Defined benefit pension plans:
Pension liability adjustment	381	2,064	441.7
Deferred income taxes	(18)	(807)	—

Total	363	1,257	246.3

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	1,487	—	(100.0)
Deferred income taxes	(179)	—	—

Total	1,308	—	(100.0)

Own Credit Adjustments:
Own Credit Adjustments:	(10,670)	4,720	—
Deferred income taxes	1,331	(1,380)	—

Total	(9,339)	3,340	—

Total other comprehensive income (loss)	2,167	66,928	—

Comprehensive income	113,821	64,405	(43.4)
Less: Comprehensive income attributable to noncontrolling interests	3,182	4,686	47.3

Comprehensive income attributable to NHI shareholders	110,639	59,719	(46.0)

(4)	Note with respect to the Assumption as a Going Concern

Not applicable.

(5)	Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2017 (A)	September 30, 2018 (B)
Net revenue

Business segment information:
Retail	203,470	178,543	(12.3)
Asset Management	63,515	50,770	(20.1)
Wholesale	338,279	284,950	(15.8)

Subtotal	605,264	514,263	(15.0)
Other	104,317	39,720	(61.9)

Net revenue	709,581	553,983	(21.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,735	936	(65.8)

Net revenue	712,316	554,919	(22.1)

Non-interest expenses

Business segment information:
Retail	153,031	146,403	(4.3)
Asset Management	29,477	31,574	7.1
Wholesale	295,943	287,459	(2.9)

Subtotal	478,451	465,436	(2.7)
Other	73,383	75,373	2.7

Non-interest expenses	551,834	540,809	(2.0)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	551,834	540,809	(2.0)

Income (loss) before income taxes

Business segment information:
Retail	50,439	32,140	(36.3)
Asset Management	34,038	19,196	(43.6)
Wholesale	42,336	(2,509)	—

Subtotal	126,813	48,827	(61.5)
Other*	30,934	(35,653)	—

Income (loss) before income taxes	157,747	13,174	(91.6)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,735	936	(65.8)

Income (loss) before income taxes	160,482	14,110	(91.2)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended
	September 30, 2017 (A)	September 30, 2018 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(96)	(29,825)	—
Realized gain (loss) on investments in equity securities held for operating purposes	387	52	(86.6)
Equity in earnings of affiliates	15,430	15,155	(1.8)
Corporate items	1,751	(26,201)	—
Other	13,462	5,166	(61.6)

Total	30,934	(35,653)	—

(6)	Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2018
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	675,280
Stock-based compensation awards	5,778

Balance at end of period	681,058

Retained earnings
Balance at beginning of year	1,696,890
Cumulative effect of change in accounting principle(1)	1,564
Net income (loss) attributable to NHI shareholders	(6,009)
Cash dividends	(10,147)
Gain (loss) on sales of treasury stock	(853)

Balance at end of period	1,681,445

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(15,596)
Net change during the period	61,132

Balance at end of period	45,536

Defined benefit pension plans
Balance at beginning of year	(47,837)
Pension liability adjustment	1,257

Balance at end of period	(46,580)

Own credit adjustments
Balance at beginning of year	4,077
Own credit adjustments	3,340

Balance at end of period	7,417

Balance at end of period	6,373

Common stock held in treasury
Balance at beginning of year	(157,987)
Repurchases of common stock	(9,933)
Sale of common stock	0
Common stock issued to employees	5,328

Balance at end of period	(162,592)

Total NHI shareholders’ equity

Balance at end of period	2,800,777

Noncontrolling interests
Balance at beginning of year	50,504
Net change during the period	(5,271)

Balance at end of period	45,233

Total equity

Balance at end of period	2,846,010

(1)	In relation to Cumulative effect of change in accounting principle, please refer to section “2. Notes to the Summary Information (1) Changes in Accounting Policies.”

4.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2018
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018(A)	September 30, 2018(B)
Revenue:
Commissions	90,968	85,324	101,655	95,366	79,456	74,783	(5.9)	373,313
Fees from investment banking	22,707	27,083	29,289	22,584	23,959	19,119	(20.2)	101,663
Asset management and portfolio service fees	58,343	61,212	63,767	62,294	62,981	62,740	(0.4)	245,616
Net gain on trading	120,467	88,391	87,725	146,302	71,887	75,752	5.4	442,885
Gain (loss) on private equity investments	359	(330)	(2,381)	1,483	553	321	(42.0)	(869)
Interest and dividends	134,392	141,612	161,445	148,226	169,590	188,703	11.3	585,675
Gain (loss) on investments in equity securities	62	3,060	4,532	(4,971)	2,092	(1,104)	—	2,683
Other	40,628	56,037	84,597	39,930	20,467	28,067	37.1	221,192

Total revenue	467,926	462,389	530,629	511,214	430,985	448,381	4.0	1,972,158
Interest expense	107,103	110,896	124,013	133,177	158,988	165,459	4.1	475,189

Net revenue	360,823	351,493	406,616	378,037	271,997	282,922	4.0	1,496,969

Non-interest expenses:
Compensation and benefits	136,249	122,035	131,372	140,985	127,700	125,800	(1.5)	530,641
Commissions and floor brokerage	23,775	25,242	25,252	25,599	20,935	19,579	(6.5)	99,868
Information processing and communications	44,569	47,263	49,049	43,900	40,961	40,515	(1.1)	184,781
Occupancy and related depreciation	17,056	17,209	16,805	16,825	16,376	16,464	0.5	67,895
Business development expenses	8,409	7,823	9,801	10,729	8,896	9,337	5.0	36,762
Other	53,322	48,882	53,584	93,076	43,486	70,760	62.7	248,864

Total non-interest expenses	283,380	268,454	285,863	331,114	258,354	282,455	9.3	1,168,811

Income before income taxes	77,443	83,039	120,753	46,923	13,643	467	(96.6)	328,158
Income tax expense	19,405	29,423	30,960	24,078	6,930	9,703	40.0	103,866

Net income (loss)	58,038	53,616	89,793	22,845	6,713	(9,236)	—	224,292

Less: Net income attributable to noncontrolling interests	1,182	1,766	1,831	170	1,490	1,997	34.0	4,949

Net income (loss) attributable to NHI shareholders	56,856	51,850	87,962	22,675	5,223	(11,233)	—	219,343

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	16.07	14.70	25.55	6.68	1.54	(3.31)	—	63.13

Diluted-
Net income (loss) attributable to NHI shareholders per share	15.77	14.45	25.12	6.56	1.50	(3.32)	—	61.88

(2)	Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018(A)	September 30, 2018(B)	(B-A)/(A)	March 31, 2018
Net revenue

Business segment information:
Retail	101,684	101,786	111,284	98,154	92,833	85,710	(7.7)	412,908
Asset Management	28,097	35,418	36,503	27,319	26,089	24,681	(5.4)	127,337
Wholesale	179,316	158,963	165,648	211,406	137,290	147,660	7.6	715,333

Subtotal	309,097	296,167	313,435	336,879	256,212	258,051	0.7	1,255,578
Other	51,707	52,610	89,023	46,153	13,738	25,982	89.1	239,493

Net revenue	360,804	348,777	402,458	383,032	269,950	284,033	5.2	1,495,071

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	19	2,716	4,158	(4,995)	2,047	(1,111)	—	1,898

Net revenue	360,823	351,493	406,616	378,037	271,997	282,922	4.0	1,496,969

Non-interest expenses

Business segment information:
Retail	76,792	76,239	79,997	76,743	72,909	73,494	0.8	309,771
Asset Management	14,527	14,950	15,671	16,019	15,806	15,768	(0.2)	61,167
Wholesale	153,963	141,980	151,602	167,200	144,714	142,745	(1.4)	614,745

Subtotal	245,282	233,169	247,270	259,962	233,429	232,007	(0.6)	985,683
Other	38,098	35,285	38,593	71,152	24,925	50,448	102.4	183,128

Non-interest expenses	283,380	268,454	285,863	331,114	258,354	282,455	9.3	1,168,811

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	283,380	268,454	285,863	331,114	258,354	282,455	9.3	1,168,811

Income (loss) before income taxes

Business segment information:
Retail	24,892	25,547	31,287	21,411	19,924	12,216	(38.7)	103,137
Asset Management	13,570	20,468	20,832	11,300	10,283	8,913	(13.3)	66,170
Wholesale	25,353	16,983	14,046	44,206	(7,424)	4,915	—	100,588

Subtotal	63,815	62,998	66,165	76,917	22,783	26,044	14.3	269,895
Other*	13,609	17,325	50,430	(24,999)	(11,187)	(24,466)	—	56,365

Income (loss) before income taxes	77,424	80,323	116,595	51,918	11,596	1,578	(86.4)	326,260

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	19	2,716	4,158	(4,995)	2,047	(1,111)	—	1,898

Income (loss) before income taxes	77,443	83,039	120,753	46,923	13,643	467	(96.6)	328,158

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018(A)	September 30, 2018(B)	(B-A)/(A)	March 31, 2018
Net gain (loss) related to economic hedging transactions	(654)	558	(8,019)	1,654	(13,807)	(16,018)	—	(6,461)
Realized gain (loss) on investments in equity securities held for operating purposes	43	344	374	24	45	7	(84.4)	785
Equity in earnings of affiliates	7,022	8,408	7,801	11,017	6,619	8,536	29.0	34,248
Corporate items	154	1,597	(3,386)	(40,249)	(2,482)	(23,719)	—	(41,884)
Other	7,044	6,418	53,660	2,555	(1,562)	6,728	—	69,677

Total	13,609	17,325	50,430	(24,999)	(11,187)	(24,466)	—	56,365

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2019_2q.pdf